Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

PROPOSED GRANT OF RESTRICTED SHARE UNITS TO A DIRECTOR

This announcement is made by the Company pursuant to Rules 17.06A, 17.06B and 17.06C of the Listing Rules.

The Board of the Company hereby announces that on March 19, 2025, the Company has conditionally granted a total of 28,506,786 RSUs under the 2025 Share Incentive Scheme (which is proposed to be adopted as detailed below) to Mr. He, the chairman of the Board, executive Director, chief executive officer and a substantial shareholder of the Company.

The Proposed Grant is subject to, among other things, the following conditions: (i) the effectiveness of the 2025 Share Incentive Scheme, which requires, among other things, the approval of the Shareholders to adopt the 2025 Share Incentive Scheme, (ii) the approval of the Shareholders to adopt the Scheme Mandate Limit, and (iii) the approval of the independent Shareholders as required under the Listing Rules for the Proposed Grant.

PROPOSED GRANT OF RSUS TO MR. HE

Details of the Proposed Grant are set out below:

Date of grant	March 19, 2025

Grantee	Mr. He

Purchase price of RSUs granted	Nil

Number of RSUs granted	28,506,786

Closing price of the Class A ordinary shares on the date of grant	HK$89.550 per Share

Vesting schedule and performance targets

The RSUs conditionally granted shall vest after the 12 months vesting period, upon the satisfaction of the following performance targets:

(i) the arithmetic average closing price of the Shares as stated in the Stock Exchange’s daily quotations sheet for any 30 consecutive Business Days first reaches or exceeds HK$250, one-third (1/3) of the Proposed Grant (9,502,262 RSUs) shall vest, subject to Mr. He’s continued employment through such date;

(ii)  the arithmetic average closing price of the Shares as stated in the Stock Exchange’s daily quotations sheet for any 30 consecutive Business Days first reaches or exceeds HK$500, an additional one-third (1/3) of the Proposed Grant (9,502,262 RSUs) shall vest, subject to Mr. He’s continued employment through such date;

(iii)  the arithmetic average closing price of the Shares as stated in the Stock Exchange’s daily quotations sheet for any 30 consecutive Business Days first reaches or exceeds HK$750, a further additional one-third (1/3) of the Proposed Grant (9,502,262 RSUs) shall vest, subject to Mr. He’s continued employment through such date.

For the avoidance of doubt:

(A) in the event that the arithmetic average closing price of the Shares as stated in the Stock Exchange’s daily quotations sheet for any 30 consecutive Business Days first reaches or exceeds a target Share price and the RSUs granted had already been vested due to the same or other target milestone being reached before, the RSUs which are capable of being vested will be reduced accordingly (by way of example, if the HK$500 Share price target is first reached, it is intended that two-thirds (2/3) of the Proposed Grant will vest if the HK$250 Share price target was not reached before; however, if the HK$250 Share price target was reached before and one-third (1/3) of the Proposed Grant had vested, only an additional one-third (1/3) of the Proposed Grant may vest if the HK$500 Share price target is subsequently reached); and

(B) the Proposed Grant may vest on the first anniversary of the date of the Proposed Grant if any or all of the performance targets are met on or before the first anniversary of the date of the Proposed Grant.

Expiration	To the extent any of the performance targets is not met by March 18, 2035, the unvested RSU granted to Mr. He shall lapse.

Clawback mechanisms	If Mr. He is terminated for Cause, the RSUs awarded under the Proposed Grant shall be clawed back as of the date of Mr. He’s termination for Cause pursuant to the 2025 Share Incentive Scheme. In addition, the Company shall have the right to (i) require Mr. He to surrender some or all of the Shares underlying the RSUs which have been issued to Mr. He or Mr. He’s transferee for no consideration or (ii) require Mr. He to pay the Company any and all payment in cash or other property in lieu of the Shares underlying the RSUs which Mr. He has received from the Company.

REASONS FOR AND BENEFITS OF THE ADOPTION OF THE 2025 SHARE INCENTIVE SCHEME AND THE PROPOSED GRANT

The purpose of the 2025 Share Incentive Scheme is to reward eligible participants who have contributed or will contribute to the Group, and to encourage eligible participants to work towards enhancing the value of the Company and its Shares for the benefit of the Company and its Shareholders as a whole.

Mr. He is one of the co-founders of the Company, and currently serves as an executive Director, the chairman of the Board, and the chief executive officer of the Company. With the belief and aspiration to transform the traditional automotive industry in which customers have been long underserved and drive the development of Smart EV with technology and data, Mr. He, together with other co-founders, established the Company and has led the Group to a leading Chinese Smart EV company. Since joining the Group in January 2015 and since serving as the chairman and CEO of the Group from August 2017, Mr. He has been responsible for the overall strategic planning and business operation decisions of the Group. Mr. He has leveraged his professional background, experience in automobile and technology industries and technical skills to design the distinctive strategy of promoting self-development of key software and hardware for the purpose of enabling the technology innovation and iteration for the Company and execute such plan along with other employees. The long-term development and progress of the Group would require a strong leader who is committed to guiding the Group in overall strategic planning and development, and leading the management in implementing medium and long-term business strategies while achieving various corporate objectives of the Group. The leadership of Mr. He is expected to enhance the Group’s enterprise value for the benefit of the Company and its Shareholders as a whole.

The Proposed Grant is to provide incentive for Mr. He’s persistent devotions and leadership in the development of the Group’s business by further aligning the interests of the Group with him.

To the best knowledge of the Directors, as at the date of this announcement, Mr. He is not a participant with options and RSUs granted and to be granted exceeding the 1% individual limit under the Listing Rules, and no financial assistance has been provided by the Group to Mr. He for the purchase of Shares under the 2025 Share Incentive Scheme.

PROPOSED ADOPTION OF THE 2025 SHARE INCENTIVE SCHEME AND THE SCHEME MANDATE LIMIT

The Company currently has one share incentive scheme, namely the 2019 Equity Incentive Plan, which was first approved and adopted by the Company on June 28, 2020, as further amended and restated on August 20, 2020 and June 19, 2021. The terms of the 2019 Equity Incentive Plan are not subject to the provisions of Chapter 17 of the Listing Rules, other than the transitional arrangements under Chapter 17 of the Listing Rules provided for the existing share schemes.

On March 18, 2025, the Board adopted (i) the 2025 Share Incentive Scheme and (ii) the Scheme Mandate Limit, which were subject to, among other things, the approval of the Shareholders in general meeting to take effect. The 2025 Share Incentive Scheme will be subject to the provisions of the Chapter 17 of the Listing Rules.

The 2025 Share Incentive Scheme is conditional on:

(a)	the passing by the Shareholders at a general meeting of the Company of an ordinary resolution to approve the adoption of the 2025 Share Incentive Scheme;

(b)

the Stock Exchange granting the approval for the listing of, and permission to deal in, the Class A ordinary shares to be allotted and issued in respect of any Awards which may be granted under the 2025 Share Incentive Scheme;

(c)

the New York Stock Exchange granting the approval for the supplemental listing application for the listing of, and permission to deal in, the ADSs representing the Class A ordinary shares to be allotted and issued in respect of any Awards which may be granted under the 2025 Share Incentive Scheme; and

(d)

the effectiveness of the Company’s filing of a Form S-8 for the registration of the Class A ordinary shares to be allotted and issued in respect of any Awards which may be granted under the 2025 Share Incentive Scheme.

The 2019 Equity Incentive Plan will still be valid and effective after adoption of the 2025 Share Incentive Scheme.

The total number of Class A ordinary shares which may be issued in respect of all awards to be granted under the 2025 Share Incentive Scheme and any other share schemes or plans of the Company, shall not in aggregate exceed 10% of the total number of Shares (including the Class A ordinary shares and Class B ordinary shares) in issue (excluding treasury shares) as at the date on which the 2025 Share Incentive Scheme is approved by the Shareholders.

NUMBER OF SHARES AVAILABLE FOR FUTURE GRANT

As at the date of this announcement, 22,800,901 RSUs (representing equal number of underlying Class A ordinary shares) may be further granted under the 2019 Equity Incentive Plan. Assuming (i)the Shareholders approves the proposed adoption of the 2025 Share Incentive Scheme and the Proposed Grant at the AGM, (ii) no more awards will be granted pursuant to the 2019 Equity Incentive Plan and/or the 2025 Share Incentive Scheme from the date of this announcement to the AGM, and (iii) that there is no change to the number of issued Shares of the Company from the date of this announcement to the AGM, as at the date of this announcement and following the Proposed Grant, a total of 138,737,562 Awards (representing equal number of underlying Class A ordinary shares) will be available for future grant under the 2025 Share Incentive Scheme.

LISTING RULES IMPLICATIONS

Pursuant to Rule 17.02(1) of the Listing Rules, the proposed adoption of the 2025 Share Incentive Scheme must be approved by Shareholders of the Company in general meeting. An ordinary resolution in respect of the proposed adoption of the 2025 Share Incentive Scheme will be proposed at the AGM for consideration and approval by the Shareholders.

Pursuant to Rule 17.04(1) of the Listing Rules and the terms of the 2025 Share Incentive Scheme, the grant of Awards to any Director, chief executive or substantial shareholder of the Company or any of their respective associates must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the grantee of the Awards). Accordingly, the RSUs conditionally granted to Mr. He has been reviewed and approved by the independent non-executive Directors.

In addition, pursuant to Chapter 17 of the Listing Rules and the terms of the 2025 Share Incentive Scheme, if awards granted to a substantial shareholder or an independent non-executive Director (or any of their respective associates) would result in the Shares issued and to be issued upon exercise of all awards already granted and to be granted (including Awards vested, cancelled and outstanding) to such person under the 2025 Share Incentive Scheme or any other schemes of the Company in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the Shares in issue, such further grant of awards must be approved by the Independent Shareholders at general meeting.

Accordingly, the Proposed Grant to Mr. He is conditional on the Independent Shareholders’ approval at the AGM, while Mr. He and his associates and all core connected persons of the Company shall abstain from voting in favour at the AGM to be convened by the Company.

A circular containing, among others, (i) details of the 2025 Share Incentive Scheme (including the Scheme Mandate Limit), (ii) details in respect of the Proposed Grant, and (iii) a notice convening the AGM, will be dispatched to the Shareholders in accordance with the requirements of the Listing Rules in due course.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context requires otherwise:

“2025 Share Incentive Scheme”	the share incentive scheme adopted by the Board on March 18, 2025, which is subject to Shareholders’ approval

“ADS(s)”	American depositary shares, each of which represents two Class A ordinary shares

“AGM”	the forthcoming annual general meeting of the Company

“Award(s)”	an award of any options or RSUs as determined by the Board or its delegate(s) and granted to an eligible participant pursuant to the 2025 Share Incentive Scheme

“Board”	the board of Directors of the Company

“Business Day(s)”	any day (excluding Saturday) on which banks in Hong Kong are generally open for business and the Stock Exchange is open for business of dealing securities

“Cause”	with respect to a grantee under the 2025 Share Incentive Scheme, the termination of employment or office on any one or more of the following grounds: the grantee has been guilty of misconduct, materially breached any restrictive covenant in favour of the Company or materially violated any Company code of conduct, pled no contest or has been convicted of any felony or other criminal offence involving his integrity or honesty or (if so determined by the Board or its delegate(s) in its absolute discretion) on any other ground on which the relevant company in the Group would be entitled to terminate his employment or office summarily at common law or pursuant to any applicable laws or under the grantee’s service contract with the relevant company in the Group. Notwithstanding the foregoing, a resolution and/or decision of the Board or its delegate(s), or the board of directors of the relevant subsidiary or the Consolidated Affiliated Entity to the effect that the employment or office of a grantee has or has not been terminated on one or more of the grounds specified in the 2025 Share Incentive Scheme shall be conclusive

“Class A ordinary shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.00001 each, conferring a holder of a Class A ordinary share one vote per share on all matters subject to the vote at general meetings of the Company

“Class B ordinary shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.00001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Listing Rules that the reserved matters shall be voted on a one vote per share basis

“Company”, “our Company” or “the Company”	XPeng Inc., a company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability, the Class A ordinary shares of which are listed on the Main Board of the Hong Kong Stock Exchange and the ADSs of which are listed on the New York Stock Exchange

“Consolidated Affiliated Entities”	the entities that the Company controls through a set of contractual arrangements

“Director(s)”	the director(s) of the Company

“Group”	the Company, its subsidiaries and its Consolidated Affiliated Entities, or where the context so requires, in respect of the period before the Company became the holding company of its present subsidiaries, the subsidiaries as if they were the subsidiaries of the Company at the time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Shareholders”	any Shareholder who is not required to abstain from voting on the Proposed Grant at the AGM pursuant to Rule 17.04(4) of the Listing Rules

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Mr. He”	Mr. Xiaopeng He, the chairman of the Board, an executive Director, and chief executive officer of the Company

“Proposed Grant”	the proposed grant of 28,506,786 RSUs to Mr. He pursuant to the 2025 Share Incentive Scheme on March 19, 2025, which is conditional on the Independent Shareholders’ approval at the AGM

“RSU(s)”	restricted share units

“Scheme Mandate Limit”	the total number of Class A ordinary shares which may be issued in respect of all awards to be granted under the 2025 Share Incentive Scheme and any other share schemes or plans of the Company, which must not in aggregate exceed 10% of the total number of Shares (including the Class A ordinary shares and Class B ordinary shares) in issue (excluding treasury shares) as at the date on which the 2025 Share Incentive Scheme is approved by the Shareholders

“Share(s)”	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADSs

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“treasury shares”	shall have the meaning given to it in the Listing Rules

“%”	per cent

By order of the Board
XPeng Inc.
Xiaopeng He
Chairman

Hong Kong, Wednesday, March 19, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Ji-Xun Foo as a non-executive Director, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only